[Letterhead of Cabela's Incorporated]

February 25, 2013
VIA EDGAR TRANSMISSION
Securities and Exchange Commission
Division of Corporation Finance
100 F Street, NE
Washington, D.C. 20549
Attention: Jennifer Thompson, Accounting Branch Chief

Re:    Cabela's Incorporated
SEC Staff Comment Letter Dated February 15, 2013
File No. 1-32227
Dear Ms. Thompson:
This letter is to confirm the telephone conversation that our outside counsel had with Yong Kim on February 21, 2013, in which we respectfully requested, and we were advised that the SEC Staff would grant us, a ten business day extension until March 18, 2013, to respond to the above-referenced letter. We greatly appreciate the SEC Staff's willingness to accommodate our extension request.
Please contact me at (308) 255-1888 if you have any questions regarding this letter.
Sincerely,

/s/ Ralph W. Castner

Ralph W. Castner
Executive Vice President and
Chief Financial Officer